One of the World’s Largest Telecommunication Companies Selects ClickSoftware’s Solutions to Manage their Mobile Workforce

ClickSoftware’s Mobile WFM and Optimization solutions to optimize tens of thousands of field technicians servicing millions of residential and business customers

Burlington, MA, July 9, 2012 — ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced that one the world’s leading telecommunication services companies has selected ClickSoftware’s optimization and mobility solutions to standardize and enhance the workflow of tens of thousands of field workers.

The telecom company, delivering services to tens of millions of residential and corporate customers, will use ClickSoftware’s solutions to further improve operations in a time of rapid growth. ClickSoftware will enable the organization to offer a high level of customer service by optimally managing the assignment of field tasks to technicians, dispatching tasks to mobile devices, capturing data in the field, monitoring real-time execution of work, and efficiently tracking workforce performance.

In addition, ClickSoftware’s device agnostic mobile platform will enable the company to adopt a unified business process across the entire field service staff, including employees and contractors, while allowing multiple types of mobile devices. This increases corporate flexibility in the short and long term, and reduces IT total cost of ownership. By standardizing work and parts orders, time reporting, messaging between technicians and scheduling based on real-time location, the telecom giant anticipates being able to offer shorter scheduling windows leading to enhanced customer satisfaction.

By deploying a full suite of ClickSoftware solutions, including enterprise-wide mobility functionality, the telecom company will be able to replace its in-house systems for dispatching work, and will phase out its reliance on paperwork. ClickSoftware solutions will allow the company to fully manage their service chain: from long-range predictions of tasks in the field, through what technicians are doing on a day of service, to ensuring technicians are prepared for the next assignment. All of these advancements will ensure the telecom firm is efficiently meeting its obligations and at a lower cost.

“ClickSoftware offers leaders in the telco industry the ability to meet rapidly changing business demands while continuing to offer best in class service,” said Dr. Moshe BenBassat, Chairman and CEO of ClickSoftware. “Our advanced mobility and workforce management optimization solutions, coupled with our long history of partnering with telecommunications clients, have led us to develop industry-leading solutions that will provide the company with a competitive edge and assurance they can meet all their field workforce needs while positioning themselves for customer service level agreements and scalable growth strategy.”

ClickSoftware provides a fully-integrated suite of solutions that will simplify and automate the telecom’s business processes in the field. These solutions allow greater ease in managing customer service requests that require the coordination of multiple entities including: field technicians, provisioned resources, and third party vendors, even if they are all located at separate locations.

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

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Safe Harbor Statement

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding expected benefits from using ClickSoftware’s solutions. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ClickSoftware Company Contact:

Kristin Amico

kristin.amico@clicksoftware.com

(781) 272 5903 Ext: 2364